UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 2)
Under The Securities Exchange Act of 1934

BIOSCRIP, INC.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)

09069N108
(CUSIP Number)

Richard H. Friedman
c/o BioScrip, Inc.
100 Clearbrook Road
Elmsford, New York 10523
(914) 460-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
E. William Bates, II
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036
Phone: (212) 556-2100
Fax: (212) 556-2222

November 26, 2007
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

CUSIP No.	09069N108

1	Name of Reporting Person Richard H. Friedman

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds

N/A

5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

NUMBER OF		2,405,669

SHARES	8	Shared Voting Power
BENEFICIALLY
OWNED BY		-0-

EACH	9	Sole Dispositive Power
REPORTING
PERSON		2,405,669

WITH	10	Shared Dispositive Power

-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,405,669

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13	Percent of Class Represented by Amount in Row (11)

5.98%

14	Type of Reporting Person

IN

     The Schedule 13D for Mr. Richard H. Friedman (the “Reporting Person”) relating to shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of BioScrip, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 100 Clearbrook Road, Elmsford, NY 10523 is hereby amended by this Amendment No. 2 to the Schedule 13D.

Item 4. Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended in pertinent part as follows:
     On November 26, 2007, the Reporting Person and Banc of America Investment Services, Inc. (“BAIS”) entered into a letter agreement (the “Letter Agreement”) for the periodic sale of Common Stock of the Issuer owned by the Reporting Person. The letter agreement is intended to qualify as a plan under Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Letter Agreement, commencing on March 8, 2008, BAIS is to use reasonable efforts to sell on behalf of the Reporting Person up to 125,000 shares of the Issuer’s Common Stock on a quarterly basis, provided the sale price per share at each quarterly date is at least the amount specified in Schedule I to the letter agreement ($9.00 during the first quarter, $10.00 during the second quarter, $11.00 during the third quarter and $12.00 during the fourth quarter). Sales made under the Letter Agreement are to be made in ascending order of minimum per share price, as listed in Schedule I to the Letter Agreement. The maximum aggregate number of shares to be sold under the Letter Agreement is 500,000 shares. The Letter Agreement terminates on March 31, 2009 or earlier under certain conditions set forth in the Letter Agreement, including the sale of the maximum aggregate number of shares prior to such date.
Item 5. Interest in Securities of the Issuer.
     Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:
     (a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 2,405,669 shares of the Issuer’s Common Stock (which includes currently exercisable options to purchase 1,450,001 shares of Common Stock), representing approximately 5.98% of the total number of shares of the Issuer’s Common Stock outstanding as of the date of this Schedule 13D.  The percentage used herein is calculated based upon 38,807,861 shares of Common Stock issued and outstanding as of November 26, 2007.
     (b) The Reporting Person has sole voting and dispositive power over the 2,405,669 shares of Common Stock beneficially owned by the Reporting Person.
     (c) Set forth below is a description of all transactions in shares of the Issuer’s Common Stock that were effected during the past sixty days by the Reporting Person. All such transactions were open market sales in transactions meeting the requirements of Rule 144 promulgated under the Securities Act of 1933, as amended.

Date	No. of Shares	Price Per Share
November 15, 2007	16,571	$9.25
November 15, 2007	144	$9.28
November 15, 2007	400	$9.33
November 15, 2007	400	$9.34
November 15, 2007	100	$9.35
November 15, 2007	400	$9.50
November 15, 2007	300	$9.51
November 15, 2007	4,800	$9.53
November 15, 2007	1,258	$9.55
November 15, 2007	200	$9.56
November 15, 2007	23,818	$9.60
November 15, 2007	6,100	$9.61
November 15, 2007	500	$9.62
November 15, 2007	600	$9.63
November 15, 2007	1,600	$9.64
November 15, 2007	5,820	$9.65
November 15, 2007	1,989	$9.67
November 16, 2007	300	$9.28
November 16, 2007	1,000	$9.29
November 16, 2007	1,394	$9.30
November 16, 2007	89	$9.31
November 16, 2007	400	$9.32
November 16, 2007	2,300	$9.33
November 16, 2007	1,345	$9.34
November 16, 2007	500	$9.35
November 16, 2007	200	$9.37
November 16, 2007	200	$9.38
November 16, 2007	711	$9.39
November 16, 2007	3,462	$9.40
November 16, 2007	400	$9.41
November 16, 2007	900	$9.42
November 16, 2007	100	$9.43
November 16, 2007	600	$9.60
November 16, 2007	100	$9.61
     (d) Not Applicable
     (e) Not Applicable

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.
     Item 6 of Schedule 13D is hereby amended and restated in its entirety to read as follows:
     See the description of the letter agreement between the Reporting Person and BAIS in Item 4 above, which description is incorporated by reference herein.
     Pursuant to the terms of a Restated Employment Agreement, dated November 29, 2006, between the Issuer and the Reporting Person, on the first business day of each year during the term of the Restated Employment Agreement the Reporting Person is entitled to receive, at the Issuer’s option, (i) a grant of options to purchase 200,000 shares of the Issuer’s common stock (the “Options”) or (ii) such number of shares of restricted stock having the same value as the Options (determined using the Black-Sholes methodology).
     Other than the Letter Agreement and the Restated Employment Agreement, no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Friedman and any other person (including the Issuer) exists with respect to any securities of the Issuer, including but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.
     Letter Agreement, dated November 26, 2007, between the Reporting Person and BAIS.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2007	/s/ Richard H. Friedman

Richard H. Friedman

EXHIBIT LIST

Exhibit No.	Description of Exhibit

1	Form of Letter Agreement, dated November 26, 2007, between the Reporting Person and BAIS